Blacksands Petroleum, Inc.
800 Bering, Suite 250
Houston, TX 77057

June 24, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attn:	Mr. H. Roger Schwall, Assistant Director Division of Corporation Finance Caroline Kim, Esq.

Re:	Blacksands Petroleum, Inc. Form 10-K for Fiscal Year Ended October 31, 2012 Filed February 13, 2013 File No. 0-51427

Ladies and Gentlemen:

The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated May 28, 2013 (the "Comment Letter") relating to the Annual Report on Form 10-K filed on February 13, 2013 (the "Form 10-K") by Blacksands Petroleum, Inc. (the “Company”). The numbers of the responses in this letter correspond to the numbers of the staff’s comments as set forth in the Comment Letter.

Annual Report on Form 10-K

Exhibit 99.1

1.
Please re-file a revised third party report that excludes any statements disclaiming any liability with respect to Hamilton Group’s interpretations and data. In that regard, we refer you to the last paragraph of your report.

Response:

We have filed a revised independent petroleum engineer’s report, which excludes any statements disclaiming any liability with respect to Hamilton Group’s interpretations and data.

2.
Revise this report so that the pricing complies with Rule 4-10(a)(22)(v) of Regulation S-X. The price utilized by Hamilton for estimating your oil reserves is “the average of the previous 12 period of actual WTI (Plains) price rather than “the unweighted arithmetic average of the first-day-of-the-month price for each month within such period.” The price utilized for estimating your natural gas “represents the Henry Hub average of months December through November 2012,” rather than the “unweighted arithmetic average of the first-day-of-the-month price for each month within such period” and should be for the 12 months ended October 31, 2012.

Securities and Exchange Commission
June 24, 2013

Response:

The independent petroleum engineer’s report has been revised so that the pricing complies with Rule 4-10(a)(22)(v) of Regulation S-X. Specifically, the price utilized for estimating our oil reserves and natural gas is the unweighted arithmetic average of the first-day-of-the-month price for each month for the 12 months ended October 31, 2012.

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned if you have any questions or comments. Thank you.

Very truly yours,

/s/ DONALD GIANNATTASIO
Donald Giannattasio
Chief Financial Officer

Cc:	Marc J. Ross, Esq.
James M. Turner, Esq.